October 1, 2015	News Release 15–21

SILVER STANDARD SIGNS AGREEMENT WITH GOLDEN ARROW FOR
CHINCHILLAS PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that it has entered into an agreement (the “Agreement”) with Golden Arrow Resources Corporation (TSX-V: GRG) (“Golden Arrow”) whereby Silver Standard will explore, evaluate and seek to develop the Chinchillas project (“Chinchillas”) in Jujuy Province, Argentina.
Highlights:

▪
Silver Standard acquires a right to evaluate Chinchillas that, upon election by Silver Standard, would result in the formation of a 75%/25% joint venture whereby Silver Standard would be majority partner and operator.

▪	Provides Silver Standard an opportunity to extend the Pirquitas operating life utilizing its infrastructure and operating expertise.

▪
Allows for staged expenditures over an 18-month time period during which Silver Standard will conduct technical and economic studies (the “Preliminary Period”). The minimum pre-development expenditure commitment is $4 million with total pre-development expenditures estimated at $12.6 million.

▪	Provides for payments, in cash, of up to C$2 million to Golden Arrow upon completion of certain milestones during the Preliminary Period.

▪
If Silver Standard elects to proceed with the joint venture, it will pay Golden Arrow an amount equal to 25% of the mine earnings generated by Pirquitas less certain expenditures incurred during the Preliminary Period.

“This agreement provides Silver Standard the potential to extend the Pirquitas mine life, leveraging both existing infrastructure and our workforce to accelerate the development of Chinchillas in a capital efficient manner. It also gives us exposure to exploration upside at the project,” said Paul Benson, President and Chief Executive Officer. “Over the next 18 months, Silver Standard will work with Golden Arrow to assess the technical and economic viability of processing Chinchillas mineralization at the Pirquitas mill. Work will focus initially on a portion of the Silver Manto zone of Chinchillas that boasts grades in excess of 200 g/t of silver plus zinc and lead. We look forward to working closely with the local communities and government on this project.”

Summary Terms of the Agreement

Under the terms of the Agreement, Silver Standard will evaluate Chinchillas during the Preliminary Period as a mining operation to supply feed to the Pirquitas plant beginning in the second half of 2017. Silver Standard has committed to spend a minimum of $4 million for pre-development activities. Expenditures may total up to $12.6 million based on the success of the pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. The Preliminary Period extends for 18 months from the signing of the Agreement.

Silver Standard has agreed to pay Golden Arrow up to C$2 million during the Preliminary Period in four C$500,000 cash installments with the first installment paid on signing and the remaining conditional upon completion of project milestones. Following signing of the Agreement, Golden Arrow will initiate the process to obtain the necessary court and shareholder approvals required to form the joint venture under a plan of arrangement.

If Silver Standard elects to proceed, Silver Standard and Golden Arrow will enter into a joint venture whereby Silver Standard will be the majority partner and operator. The joint venture would be comprised of Silver Standard’s Pirquitas property and Golden Arrow’s Chinchillas property to be owned by Silver Standard and Golden Arrow on a 75%/25% basis, respectively. Silver Standard may elect to exercise its option at any time over the Preliminary Period. Upon entering into the joint venture, Silver Standard will pay Golden Arrow an amount equal to 25% of mine earnings generated by Pirquitas less certain expenditures for exploration (including Chinchillas pre-development expenditures), capital investment and closure costs incurred during the Preliminary Period.

Subject to the minimum spending commitment described above and satisfying certain cash payments as required, Silver Standard may terminate the Agreement at any time upon 30 days notice during the Preliminary Period.

About the Chinchillas Project

The Chinchillas project is a prospective silver-lead-zinc deposit located in the Jujuy Province, Argentina, approximately 30 kilometers from our Pirquitas mine. Golden Arrow filed a technical report on September 14, 2015, titled “Mineral Resources Estimate for the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina”.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com
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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future.. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the potential benefits to be derived from entering into a joint venture with Golden Arrow; the likelihood of Silver Standard exercising its option and the completion of the transaction; the outcome of Silver Standard’s evaluation of Chinchillas; the ability to extent the Pirquitas operating life; estimated pre-development expenditures; timing of Chinchillas providing a supply feed to the Pirquitas plant; payments to be made to Golden Arrow and receipt of the necessary approvals of the court and Golden Arrow’s shareholders.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; our announced acquisition of the Valmy Property; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.